UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 – Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 201st FISCAL COUNCIL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 09, 2021.

1.   DATE, TIME AND VENUE: On December 09, 2021, at 09:30 a.m., exceptionally due to the COVID-19 pandemic, held remotely, as provided in Article 17, sole paragraph of the Internal Regulations of the Fiscal Council (“Regulations”) of Telefônica Brasil S.A. (“Company’).

2. CALL NOTICE AND ATTENDANCE: The call was held in accordance with the Company's bylaws. All members of the Company's Fiscal Council (“Fiscal Council”) were present and subscribe to these minutes, establishing, therefore, quorum in accordance to the Company’s Bylaws. There were also present the Accounting and Revenue Planning Officer, Mr. João Orlando Lima Carneiro, the Director of Finance, Mr. Rodrigo Rossi Monari and the Senior Manager of Corporate and Business Affairs Department, Ms. Nathalia Pereira Leite, as Meeting Secretary, in addition to the representatives of PriceWaterhouseCoopers Auditores Independentes (“PwC”), Mr. Sérgio Zamora, Ms. Fernanda Xavier and Ms. Talita Ferreira.

3.   AGENDA AND RESOLUTION: After examining and deliberating on the matter on the Agenda, the attending members of the Fiscal Council unanimously decided as follows:

3.1. STATEMENT OF INTEREST ON EQUITY: The proposal for the statement of interest on capital (“IoC”) to be submitted to the Company's Board of Directors for deliberation, in the following terms, was appreciated:

“Proposal to state IoC based on the balance sheet as of November 30, 2021, in the gross amount of R$805,000,000.00, corresponding to R$684,250,000.00 net of withholding income tax, was approved. The interest per share is equivalent to R$0.48004152205 per common share (R$0.40803529374 net of income tax).

The IoC shall be credited individually to the shareholders, in accordance with the shareholding position in the Company's records at the end of December 27, 2021. After this date the shares will be considered “ex-interests”.

The IoC will be included in the minimum mandatory dividend for fiscal year 2021 “ad referendum” of the General Shareholders' Meeting to be held in 2022, and the payment will be made until July 31, 2022, the date to be set by the Company's Board of Directors.”

Unanimously, the members of the Fiscal Council approved the proposal, given that they consider it to be in compliance with the applicable legislation.

3.2. STATEMENT OF INTERIM DIVIDENDS: The proposal for the statement of Interim Dividends (“Dividends”) to be submitted to the Company's Board of Directors for deliberation, in the following terms, was appreciated:

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 – Company Registry (NIRE) 35.3.0015881-4

"Proposal to state Interim Dividends, ad referendum of the General Shareholders' Meeting to be held in 2022, based on the balance sheet as of November 30, 2021, in the amount of R$1,500,000,000.00. The dividends per share is equivalent to R$0.89448730817 per common share.

The Dividends shall be credited individually to the shareholders, in accordance with the shareholding position in the Company's records at the end of December 27, 2021. After this date the shares will be considered “ex-dividends”.

The Dividends will be included in the minimum mandatory dividend for fiscal year 2021 “ad referendum” of the General Shareholders' Meeting to be held in 2022, and the payment will be made until December 31, 2022, the date to be set by the Company's Board of Directors.”

Unanimously, the members of the Fiscal Council approved the proposal, given that they consider it to be in compliance with the applicable legislation.

4.   CLOSURE: There being no further business, the meeting was adjourned, and these minutes were drawn up. São Paulo, December 09, 2021.

Gabriela Soares Pedercini	Cremênio Medola Netto
Fiscal Council Member	Fiscal Council Member

Charles Edwards Allen	Nathalia Pereira Leite
Fiscal Council Member	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 10, 2021	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director